Exhibit 99.1

Asia Entertainment & Resources Ltd. Receives Approval to List on NASDAQ

HONG KONG--(BUSINESS WIRE)--Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (OTCBB: AERCF - News) (OTCBB: AERLF - News), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, today announced that it received approval to list its ordinary shares and warrants on the NASDAQ Global Market. The securities are expected to commence trading on the NASDAQ on Friday, July 2, 2010, under the symbols 'AERL' (shares) and 'AERLW' (warrants).

The Company has been trading on the OTC Bulletin Board under the symbols AERCF and AERLF.

AERL Chairman Lam commented, "We are proud to announce that just five months after our acquisition, we have received approval to list on the NASDAQ. We believe that trading on the NASDAQ is an important milestone for the company that will lead to increased liquidity, an expansion of our shareholder base, and increased shareholder value. This is a key step toward taking our company to its next phase of growth."

AERL recently announced financial results for the quarter ended March 31, 2010. Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted) for the first quarter of 2010 in our 2 VIP gaming rooms in Macau was $1.894 billion, up 125% year-over-year, compared to $841.0 million for the first quarter of 2009. Revenue for the first quarter of 2010 was $25.3 million, up 79% from $14.1 million in the same period of 2009. Income grew 61.3% to $9.7 million in the first quarter of 2010 from $6.0 million in the same period of 2009. Proforma earnings per share (EPS) for the first quarter was $0.82, based on a basic weighted average share count of 11,740,309, and $0.45 based on a fully diluted weighted average share count of 21,586,828.

AERL also recently announced the redemption of its issued and outstanding ordinary share purchase warrants. The final redemption date for the warrants is October 28, 2010 (the “Redemption Date”). There are currently approximately 14.6 million warrants outstanding. Assuming the exercise of all outstanding warrants, AERL would receive gross proceeds of approximately $73 million and there will be a total of approximately 27.2 million ordinary shares of AERL outstanding after the Redemption Date. The Company intends to use the proceeds from the warrant redemption to continue the expansion of its VIP room gaming business. Prior to the Redemption Date, holders of the warrants may exercise them for ordinary shares by sending the warrants, together with payment in full of $5.00 per warrant, to Continental Stock Transfer & Trust Company, the Company’s transfer and warrant agent. If you have any questions regarding the redemption, please call Continental Stock Transfer & Trust Company at (212) 845-3224.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired AGRL on February 2, 2010. AGRL is an investment holding company of subsidiaries that, through profit interest agreements with affiliated companies known as VIP gaming promoters, are entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms AGRL’s VIP room gaming promoters currently participate in the promotion of two major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One of the VIP gaming rooms is located at the top-tier MGM Grand Macau Casino in downtown Macau that is operated by the MGM Grand Paradise S.A. The other Macau VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau that is operated by Galaxy Casino, S.A.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL’s VIP room gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL’s VIP room gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates.

Contact:
Asia Entertainment & Resources Ltd.
James Preissler, 646-450-8808
preissj@aerlf.com